SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.  )*

DIVERSIFIED HEALTHCARE TRUST

(Name of Issuer)

Common Shares of Beneficial Interest, $.01 par value

(Title of Class of Securities)

25525P107

(CUSIP Number)

Adam D. Portnoy

ABP Trust

Two Newton Place, 255 Washington Street, Suite 300

Newton, Massachusetts 02458-1634

(617) 928-1300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 7, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25525P107	13D	Page 2 of 6 Pages

1.	Names of Reporting Persons ABP Trust

2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 23,250,019

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 23,250,019

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,250,019

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 9.70%

14.	Type of Reporting Person OO

CUSIP No. 25525P107	13D	Page 3 of 6 Pages

1.	Names of Reporting Persons Adam D. Portnoy

2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 214,373.55

	8.	Shared Voting Power 23,250,019

	9.	Sole Dispositive Power 214,373.55

	10.	Shared Dispositive Power 23,250,019

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,464,392.55

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 9.79%

14.	Type of Reporting Person IN

CUSIP No. 25525P107	13D	Page 4 of 6 Pages

Item 1.   Security and Issuer.

The class of equity securities to which this Schedule 13D (this “Schedule 13D”) relates is the common shares of beneficial interest, par value $.01 per share (the “Common Shares”), of Diversified Healthcare Trust (the “Issuer”). The Issuer’s principal executive offices are located at Two Newton Place, 255 Washington Street, Newton, Massachusetts 02458.

Item 2.   Identity and Background.

This Schedule 13D is being filed by ABP Trust, a Maryland statutory trust, and Adam D. Portnoy, a United States citizen and chair of the board of trustees and a managing trustee of the Issuer and the sole trustee, an officer and the controlling shareholder of ABP Trust (each of ABP Trust and Mr. Portnoy, a “Reporting Person” and, together, the “Reporting Persons”). The Reporting Persons have no agreements that would cause them to be a “group” for purposes of this Schedule 13D, but are required to file this Schedule 13D in respect of the same securities, as contemplated by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The business address and principal office address of each of the Reporting Persons is Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.

The principal business of ABP Trust is to engage in any activity or business which may be lawfully carried on by a statutory trust organized under the Maryland General Corporation Law, including investing in securities of public and private corporations. The name, business address, present principal occupation and citizenship of Mr. Portnoy, sole trustee and controlling person and president of ABP Trust, is c/o ABP Trust, Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458. Mr. Portnoy’s present principal occupation is trustee of ABP Trust and officer, trustee and/or director of other related entities.

During the last five years, neither of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

110,000 of the Common Shares owned directly by Mr. Portnoy were acquired pursuant to awards of Common Shares to Mr. Portnoy by the Issuer pursuant to the Issuer’s equity compensation plan for services he rendered as a managing trustee of the Issuer or as an officer and employee of The RMR Group LLC (“RMR”), the manager of the Issuer. 104,373.55 of the Common Shares owned directly by Mr. Portnoy were issued to RMR by the Issuer pursuant to an Advisory Agreement between the Issuer and RMR, and Mr. Portnoy, then a director and beneficial owner of RMR, acquired these Common Shares from RMR upon their issuance.

2,345,000 of the Common Shares owned directly by ABP Trust were issued to ABP Trust by the Issuer pursuant to a Transaction Agreement among the Issuer, RMR, ABP Trust and others (the “Transaction Agreement”). 205,019 of the Common Shares owned directly by ABP Trust were issued to RMR by the Issuer pursuant to a Business Management Agreement between the Issuer and RMR and then distributed to ABP Trust, then the sole member of RMR. 11,101,285 Common Shares owned directly by ABP Trust were acquired by ABP Trust from May 30, 2023 to June 7, 2023, the date on which the Reporting Persons first beneficially owned more than 5% of the Common Shares, and 9,598,715 Common Shares owned directly by ABP Trust were acquired by ABP Trust from June 8, 2023 to June 14, 2023, in each case through open market purchases using cash on hand. The aggregate purchase price of these 20,700,000 Common Shares acquired by ABP Trust was approximately $47,014,377, including brokerage commissions.

CUSIP No. 25525P107	13D	Page 5 of 6 Pages

Item 4.   Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

From May 30, 2023 to June 14, 2023, ABP Trust has made various open market purchases of Common Shares using its working capital in order to increase its ownership stake in the Issuer. The Reporting Persons believe that an increased ownership stake in the Issuer further aligns the interests of Mr. Portnoy with those of the Issuer’s other shareholders, increases the impact of his vote in favor of the Issuer’s pending merger with Office Properties Income Trust (“OPI”) and that ownership in the merged company presents an attractive investment opportunity.

RMR is the business and property manager of the Issuer and OPI. RMR is a majority owned subsidiary of The RMR Group Inc. (“RMR Inc.”), and RMR Inc. is the managing member of RMR. Mr. Portnoy is chair of the board of trustees and a managing trustee of each of the Issuer and OPI, and is the sole trustee, an officer and the controlling shareholder of ABP Trust, which is the controlling shareholder of RMR Inc., a managing director, president and chief executive officer of RMR Inc., and an executive officer and employee of RMR.

Except as otherwise described herein, the Reporting Persons currently have no plan(s) or proposal(s) that relate to, or would result in, any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although each Reporting Person reserves the right, at any time and from time to time, to review or reconsider such Reporting Person’s position and/or change such Reporting Person’s purpose and/or formulate plans or proposals with respect thereto.

The Reporting Persons intend to review from time to time their investment in the Issuer and the Issuer’s business affairs, financial position, performance and other investment considerations. The Reporting Persons may from time to time engage in discussions with the Issuer, its trustees and officers, other shareholders of the Issuer and other persons on matters that relate to the management, operations, business, assets, capitalization, financial condition, strategic plans, governance and the future of the Issuer and/or its subsidiaries. Based upon such review and discussions, as well as general economic, market and industry conditions and prospects and the Reporting Persons’ liquidity requirements and investment considerations, and subject to the limitations in the agreements described below, the Reporting Persons may consider additional courses of action, which may include, in the future, formulating plans or proposals regarding the Issuer and/or its subsidiaries, including possible future plans or proposals concerning events or transactions of the kind described in Item 4(a) through (j) of Schedule 13D. In his capacity as a managing trustee of the Issuer, Mr. Portnoy may be involved in the formulation or approval of such plans or proposals. Mr.  Portnoy does not expect to disclose such developments by amending this Schedule 13D unless he also participates in formulating or making such plans or proposals in his capacity as a shareholder of the Issuer.

Item 5.   Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2 and 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a)-(b)          The following disclosures are based on 239,792,354 Common Shares issued and outstanding as of June 14, 2023, such number of shares being based on information provided by the Issuer.

Pursuant to Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to beneficially own the following:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Percentage of Class
ABP Trust	—	—	23,250,019	—	23,250,019	9.70%
Adam D. Portnoy	214,373.55	214,373.55	23,250,019	214,373.55	23,250,019	9.79%

CUSIP No. 25525P107	13D	Page 6 of 6 Pages

(c)          The trading dates, number of Common Shares acquired, and the price per share for all transactions by ABP Trust in the Common Shares from April 15, 2023 through June 14, 2023, which were all brokered transactions, are set forth in Schedule I hereto. Mr. Portnoy was awarded 20,000 Common Shares by the Issuer on June 5, 2023 pursuant to the Issuer’s equity compensation plan for services he rendered as a managing trustee of the Issuer.

(d)          Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)           Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Registration Rights and Lock-Up Agreement

In connection with the issuance of the 2,345,000 Common Shares to ABP Trust pursuant to the Transaction Agreement, the Issuer and the Reporting Persons entered into that certain Registration Rights and Lock-Up Agreement, dated as of June 5, 2015, pursuant to which ABP Trust agreed not to transfer those Common Shares for a period of 10 years and the Issuer granted the reporting Person certain registration rights with respect to those Common Shares, subject to certain limited exceptions.

Issuer Share Awards

Mr. Portnoy, in his capacity as a managing trustee of the Issuer and as an officer and employee of RMR, is eligible to receive awards of Common Shares pursuant to the Issuer’s equity compensation plan.

Item 7.   Material to be Filed as Exhibits.

99.1	Agreement of Joint Filing, dated June 20, 2023, between ABP Trust and Adam D. Portnoy.

99.2	Registration Rights and Lock-Up Agreement, dated as of June 5, 2015, among the Company, ABP Trust (f/k/a Reit Management & Research Trust) and Adam D. Portnoy. (Incorporated by reference to the Company’s Current Report on Form 8-K filed on June 8, 2015.)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 20, 2023
(Date)

ABP Trust

By:	/s/ Adam D. Portnoy
(Signature)
Adam D. Portnoy, President
(Name/Title)

Adam D. Portnoy

/s/ Adam D. Portnoy
(Signature)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

SCHEDULE I

Transactions by ABP Trust in the Common Shares from April 15, 2023 through June 14, 2023:

Date of Transaction	Amount of Securities Involved	Price per Share ($)	Nature of Transaction
May 30, 2023	400	1.165	Purchase of Common Shares
May 30, 2023	3,600	1.17	Purchase of Common Shares
May 30, 2023	3,500	1.175	Purchase of Common Shares
May 30, 2023	23,300	1.18	Purchase of Common Shares
May 30, 2023	7,148	1.185	Purchase of Common Shares
May 30, 2023	23,821	1.19	Purchase of Common Shares
May 30, 2023	206,504	1.195	Purchase of Common Shares
May 30, 2023	38,192	1.20	Purchase of Common Shares
May 30, 2023	27,787	1.205	Purchase of Common Shares
May 30, 2023	17,602	1.21	Purchase of Common Shares
May 30, 2023	87,132	1.215	Purchase of Common Shares
May 30, 2023	7,209	1.22	Purchase of Common Shares
May 30, 2023	5,426	1.225	Purchase of Common Shares
May 30, 2023	23,073	1.23	Purchase of Common Shares
May 30, 2023	19,053	1.235	Purchase of Common Shares
May 30, 2023	26,142	1.24	Purchase of Common Shares
May 30, 2023	13,023	1.245	Purchase of Common Shares
May 30, 2023	24,417	1.25	Purchase of Common Shares
May 30, 2023	8,200	1.255	Purchase of Common Shares
May 30, 2023	39,202	1.26	Purchase of Common Shares
May 30, 2023	10,822	1.265	Purchase of Common Shares
May 30, 2023	19,700	1.27	Purchase of Common Shares
May 31, 2023	1,200	1.275	Purchase of Common Shares
May 31, 2023	7,365	1.28	Purchase of Common Shares
May 31, 2023	8,823	1.285	Purchase of Common Shares
May 31, 2023	25,477	1.29	Purchase of Common Shares
May 31, 2023	2,616	1.295	Purchase of Common Shares
May 31, 2023	42,630	1.30	Purchase of Common Shares
May 31, 2023	14,793	1.305	Purchase of Common Shares
May 31, 2023	40,207	1.31	Purchase of Common Shares
May 31, 2023	3,300	1.315	Purchase of Common Shares
May 31, 2023	302,798	1.32	Purchase of Common Shares
May 31, 2023	31,776	1.325	Purchase of Common Shares
May 31, 2023	113,455	1.33	Purchase of Common Shares
May 31, 2023	2,614	1.335	Purchase of Common Shares
May 31, 2023	32,644	1.34	Purchase of Common Shares
May 31, 2023	15,741	1.35	Purchase of Common Shares
May 31, 2023	17,030	1.355	Purchase of Common Shares
May 31, 2023	15,000	1.36	Purchase of Common Shares
May 31, 2023	1,496	1.365	Purchase of Common Shares
May 31, 2023	44,163	1.37	Purchase of Common Shares
May 31, 2023	1,448	1.375	Purchase of Common Shares
May 31, 2023	27,652	1.38	Purchase of Common Shares
May 31, 2023	3,074	1.385	Purchase of Common Shares
May 31, 2023	45,208	1.39	Purchase of Common Shares
May 31, 2023	2,302	1.395	Purchase of Common Shares
May 31, 2023	113,815	1.40	Purchase of Common Shares
May 31, 2023	69,277	1.405	Purchase of Common Shares
May 31, 2023	79,096	1.41	Purchase of Common Shares
June 1, 2023	3,800	1.39	Purchase of Common Shares

Date of Transaction	Amount of Securities Involved	Price per Share ($)	Nature of Transaction
June 1, 2023	2,657	1.41	Purchase of Common Shares
June 1, 2023	2,076	1.415	Purchase of Common Shares
June 1, 2023	10,250	1.42	Purchase of Common Shares
June 1, 2023	5,300	1.425	Purchase of Common Shares
June 1, 2023	9,800	1.43	Purchase of Common Shares
June 1, 2023	13,400	1.435	Purchase of Common Shares
June 1, 2023	22,036	1.44	Purchase of Common Shares
June 1, 2023	102,164	1.445	Purchase of Common Shares
June 1, 2023	125,414	1.45	Purchase of Common Shares
June 1, 2023	900	1.4525	Purchase of Common Shares
June 1, 2023	174,426	1.455	Purchase of Common Shares
June 1, 2023	174,497	1.46	Purchase of Common Shares
June 1, 2023	115,031	1.465	Purchase of Common Shares
June 1, 2023	117,712	1.47	Purchase of Common Shares
June 1, 2023	56,734	1.475	Purchase of Common Shares
June 1, 2023	63,990	1.48	Purchase of Common Shares
June 1, 2023	42,241	1.485	Purchase of Common Shares
June 1, 2023	303,278	1.49	Purchase of Common Shares
June 1, 2023	16,600	1.495	Purchase of Common Shares
June 1, 2023	92,082	1.50	Purchase of Common Shares
June 2, 2023	36,800	1.665	Purchase of Common Shares
June 2, 2023	5,900	1.67	Purchase of Common Shares
June 2, 2023	51,422	1.675	Purchase of Common Shares
June 2, 2023	57,451	1.68	Purchase of Common Shares
June 2, 2023	265,143	1.685	Purchase of Common Shares
June 2, 2023	340,988	1.69	Purchase of Common Shares
June 2, 2023	273,230	1.695	Purchase of Common Shares
June 2, 2023	384,813	1.70	Purchase of Common Shares
June 2, 2023	11,100	1.705	Purchase of Common Shares
June 2, 2023	198,634	1.71	Purchase of Common Shares
June 5, 2023	8,800	1.67	Purchase of Common Shares
June 5, 2023	200	1.68	Purchase of Common Shares
June 5, 2023	6,100	1.695	Purchase of Common Shares
June 5, 2023	18,500	1.70	Purchase of Common Shares
June 5, 2023	900	1.705	Purchase of Common Shares
June 5, 2023	20,711	1.71	Purchase of Common Shares
June 5, 2023	100	1.7125	Purchase of Common Shares
June 5, 2023	6,377	1.715	Purchase of Common Shares
June 5, 2023	21,100	1.72	Purchase of Common Shares
June 5, 2023	4,600	1.73	Purchase of Common Shares
June 5, 2023	34,637	1.735	Purchase of Common Shares
June 5, 2023	76,292	1.74	Purchase of Common Shares
June 5, 2023	1,700	1.7425	Purchase of Common Shares
June 5, 2023	793,714	1.745	Purchase of Common Shares
June 5, 2023	35,100	1.7495	Purchase of Common Shares
June 5, 2023	515,402	1.75	Purchase of Common Shares
June 5, 2023	93,195	1.755	Purchase of Common Shares
June 5, 2023	39,916	1.76	Purchase of Common Shares
June 5, 2023	151,095	1.765	Purchase of Common Shares
June 5, 2023	71,105	1.77	Purchase of Common Shares
June 5, 2023	158,900	1.775	Purchase of Common Shares
June 5, 2023	34,378	1.78	Purchase of Common Shares
June 5, 2023	118,277	1.785	Purchase of Common Shares
June 5, 2023	106,982	1.79	Purchase of Common Shares

Date of Transaction	Amount of Securities Involved	Price per Share ($)	Nature of Transaction
June 6, 2023	26,434	1.685	Purchase of Common Shares
June 6, 2023	1,400	1.69	Purchase of Common Shares
June 6, 2023	4,000	1.695	Purchase of Common Shares
June 6, 2023	1,666	1.70	Purchase of Common Shares
June 6, 2023	19,208	1.705	Purchase of Common Shares
June 6, 2023	1,900	1.735	Purchase of Common Shares
June 6, 2023	4,084	1.745	Purchase of Common Shares
June 6, 2023	3,250	1.785	Purchase of Common Shares
June 6, 2023	60,847	1.79	Purchase of Common Shares
June 6, 2023	11,600	1.795	Purchase of Common Shares
June 6, 2023	24,798	1.80	Purchase of Common Shares
June 6, 2023	206,300	1.805	Purchase of Common Shares
June 6, 2023	1,700	1.81	Purchase of Common Shares
June 6, 2023	141,427	1.85	Purchase of Common Shares
June 6, 2023	469,359	1.855	Purchase of Common Shares
June 6, 2023	89,304	1.86	Purchase of Common Shares
June 6, 2023	2,200	1.8625	Purchase of Common Shares
June 6, 2023	41,167	1.865	Purchase of Common Shares
June 6, 2023	32,260	1.87	Purchase of Common Shares
June 6, 2023	800	1.8725	Purchase of Common Shares
June 6, 2023	14,473	1.875	Purchase of Common Shares
June 6, 2023	15,945	1.88	Purchase of Common Shares
June 6, 2023	7,318	1.91	Purchase of Common Shares
June 6, 2023	18,583	1.925	Purchase of Common Shares
June 6, 2023	71,783	1.93	Purchase of Common Shares
June 6, 2023	78,840	1.935	Purchase of Common Shares
June 6, 2023	39,171	1.94	Purchase of Common Shares
June 6, 2023	200	1.955	Purchase of Common Shares
June 6, 2023	21,455	1.96	Purchase of Common Shares
June 6, 2023	37,757	1.965	Purchase of Common Shares
June 6, 2023	8,600	1.97	Purchase of Common Shares
June 6, 2023	48,060	1.975	Purchase of Common Shares
June 6, 2023	97,193	1.98	Purchase of Common Shares
June 7, 2023	4,200	2.18	Purchase of Common Shares
June 7, 2023	1,400	2.185	Purchase of Common Shares
June 7, 2023	8,489	2.19	Purchase of Common Shares
June 7, 2023	2,400	2.22	Purchase of Common Shares
June 7, 2023	700	2.225	Purchase of Common Shares
June 7, 2023	4,400	2.23	Purchase of Common Shares
June 7, 2023	2,000	2.24	Purchase of Common Shares
June 7, 2023	1,300	2.245	Purchase of Common Shares
June 7, 2023	48,924	2.25	Purchase of Common Shares
June 7, 2023	14,786	2.255	Purchase of Common Shares
June 7, 2023	98,516	2.26	Purchase of Common Shares
June 7, 2023	11,650	2.265	Purchase of Common Shares
June 7, 2023	54,274	2.27	Purchase of Common Shares
June 7, 2023	4,700	2.275	Purchase of Common Shares
June 7, 2023	17,338	2.28	Purchase of Common Shares
June 7, 2023	13,149	2.285	Purchase of Common Shares
June 7, 2023	92,115	2.29	Purchase of Common Shares
June 7, 2023	6,252	2.295	Purchase of Common Shares
June 7, 2023	58,229	2.30	Purchase of Common Shares
June 7, 2023	15,500	2.305	Purchase of Common Shares
June 7, 2023	123,214	2.31	Purchase of Common Shares

Date of Transaction	Amount of Securities Involved	Price per Share ($)	Nature of Transaction
June 7, 2023	30,763	2.315	Purchase of Common Shares
June 7, 2023	295,678	2.32	Purchase of Common Shares
June 7, 2023	5,200	2.325	Purchase of Common Shares
June 7, 2023	2,400	2.3295	Purchase of Common Shares
June 7, 2023	29,111	2.33	Purchase of Common Shares
June 7, 2023	64,833	2.335	Purchase of Common Shares
June 7, 2023	97,193	2.34	Purchase of Common Shares
June 7, 2023	600	2.3425	Purchase of Common Shares
June 7, 2023	231,495	2.345	Purchase of Common Shares
June 7, 2023	6,000	2.3495	Purchase of Common Shares
June 7, 2023	202,430	2.35	Purchase of Common Shares
June 7, 2023	68,581	2.355	Purchase of Common Shares
June 7, 2023	2,000	2.3595	Purchase of Common Shares
June 7, 2023	108,291	2.36	Purchase of Common Shares
June 7, 2023	800	2.3625	Purchase of Common Shares
June 7, 2023	26,003	2.365	Purchase of Common Shares
June 7, 2023	800	2.3695	Purchase of Common Shares
June 7, 2023	92,155	2.37	Purchase of Common Shares
June 7, 2023	66,532	2.375	Purchase of Common Shares
June 7, 2023	800	2.3795	Purchase of Common Shares
June 7, 2023	100,593	2.38	Purchase of Common Shares
June 7, 2023	64,291	2.385	Purchase of Common Shares
June 7, 2023	1,100	2.3895	Purchase of Common Shares
June 7, 2023	261,852	2.39	Purchase of Common Shares
June 7, 2023	7,932	2.395	Purchase of Common Shares
June 7, 2023	18,268	2.40	Purchase of Common Shares
June 7, 2023	23,063	2.41	Purchase of Common Shares
June 7, 2023	7,200	2.415	Purchase of Common Shares
June 7, 2023	500	2.42	Purchase of Common Shares
June 8, 2023	1,700	2.03	Purchase of Common Shares
June 8, 2023	3,000	2.04	Purchase of Common Shares
June 8, 2023	9,203	2.05	Purchase of Common Shares
June 8, 2023	500	2.055	Purchase of Common Shares
June 8, 2023	3,297	2.06	Purchase of Common Shares
June 8, 2023	200	2.065	Purchase of Common Shares
June 8, 2023	1,200	2.10	Purchase of Common Shares
June 8, 2023	8,125	2.11	Purchase of Common Shares
June 8, 2023	6,475	2.115	Purchase of Common Shares
June 8, 2023	200	2.12	Purchase of Common Shares
June 8, 2023	200	2.125	Purchase of Common Shares
June 8, 2023	5,900	2.135	Purchase of Common Shares
June 8, 2023	1,387	2.14	Purchase of Common Shares
June 8, 2023	100	2.145	Purchase of Common Shares
June 8, 2023	12,291	2.15	Purchase of Common Shares
June 8, 2023	1,300	2.155	Purchase of Common Shares
June 8, 2023	1,202	2.16	Purchase of Common Shares
June 8, 2023	600	2.165	Purchase of Common Shares
June 8, 2023	1,754	2.17	Purchase of Common Shares
June 8, 2023	713	2.175	Purchase of Common Shares
June 8, 2023	9,984	2.18	Purchase of Common Shares
June 8, 2023	6,900	2.185	Purchase of Common Shares
June 8, 2023	7,697	2.19	Purchase of Common Shares
June 8, 2023	7,430	2.195	Purchase of Common Shares
June 8, 2023	800	2.20	Purchase of Common Shares

Date of Transaction	Amount of Securities Involved	Price per Share ($)	Nature of Transaction
June 8, 2023	3,800	2.205	Purchase of Common Shares
June 8, 2023	1,788	2.21	Purchase of Common Shares
June 8, 2023	476	2.215	Purchase of Common Shares
June 8, 2023	22,089	2.22	Purchase of Common Shares
June 8, 2023	1,700	2.225	Purchase of Common Shares
June 8, 2023	7,111	2.23	Purchase of Common Shares
June 8, 2023	200	2.235	Purchase of Common Shares
June 8, 2023	47,800	2.24	Purchase of Common Shares
June 8, 2023	9,126	2.245	Purchase of Common Shares
June 8, 2023	10,300	2.25	Purchase of Common Shares
June 8, 2023	275	2.255	Purchase of Common Shares
June 8, 2023	30,955	2.26	Purchase of Common Shares
June 8, 2023	7,402	2.27	Purchase of Common Shares
June 8, 2023	70	2.28	Purchase of Common Shares
June 8, 2023	4,300	2.29	Purchase of Common Shares
June 8, 2023	6,561	2.295	Purchase of Common Shares
June 8, 2023	10,000	2.30	Purchase of Common Shares
June 8, 2023	3,426	2.305	Purchase of Common Shares
June 8, 2023	21,715	2.31	Purchase of Common Shares
June 8, 2023	500	2.3125	Purchase of Common Shares
June 8, 2023	8,521	2.315	Purchase of Common Shares
June 8, 2023	41,785	2.32	Purchase of Common Shares
June 8, 2023	16,315	2.325	Purchase of Common Shares
June 8, 2023	3,700	2.33	Purchase of Common Shares
June 8, 2023	11,400	2.34	Purchase of Common Shares
June 8, 2023	9,440	2.345	Purchase of Common Shares
June 8, 2023	27,786	2.35	Purchase of Common Shares
June 8, 2023	9,843	2.355	Purchase of Common Shares
June 8, 2023	33,800	2.36	Purchase of Common Shares
June 8, 2023	5,900	2.365	Purchase of Common Shares
June 8, 2023	17,483	2.37	Purchase of Common Shares
June 8, 2023	21,566	2.375	Purchase of Common Shares
June 8, 2023	46,016	2.38	Purchase of Common Shares
June 8, 2023	200	2.3825	Purchase of Common Shares
June 8, 2023	53,402	2.385	Purchase of Common Shares
June 8, 2023	28,973	2.39	Purchase of Common Shares
June 8, 2023	4,100	2.395	Purchase of Common Shares
June 8, 2023	8,900	2.40	Purchase of Common Shares
June 8, 2023	800	2.405	Purchase of Common Shares
June 8, 2023	11,000	2.41	Purchase of Common Shares
June 8, 2023	21,602	2.42	Purchase of Common Shares
June 8, 2023	7,150	2.44	Purchase of Common Shares
June 8, 2023	1,600	2.445	Purchase of Common Shares
June 8, 2023	7,424	2.45	Purchase of Common Shares
June 8, 2023	4,789	2.455	Purchase of Common Shares
June 8, 2023	3,196	2.46	Purchase of Common Shares
June 8, 2023	799	2.465	Purchase of Common Shares
June 8, 2023	1,301	2.47	Purchase of Common Shares
June 8, 2023	8,627	2.48	Purchase of Common Shares
June 8, 2023	36,388	2.485	Purchase of Common Shares
June 8, 2023	46,398	2.49	Purchase of Common Shares
June 8, 2023	67,107	2.535	Purchase of Common Shares
June 8, 2023	21,126	2.54	Purchase of Common Shares
June 8, 2023	98,863	2.545	Purchase of Common Shares

Date of Transaction	Amount of Securities Involved	Price per Share ($)	Nature of Transaction
June 8, 2023	133,281	2.55	Purchase of Common Shares
June 8, 2023	33,881	2.555	Purchase of Common Shares
June 8, 2023	67,245	2.56	Purchase of Common Shares
June 8, 2023	7,163	2.565	Purchase of Common Shares
June 8, 2023	100	2.57	Purchase of Common Shares
June 8, 2023	15,783	2.575	Purchase of Common Shares
June 8, 2023	14,799	2.58	Purchase of Common Shares
June 8, 2023	8,056	2.585	Purchase of Common Shares
June 8, 2023	6,468	2.59	Purchase of Common Shares
June 8, 2023	79,628	2.595	Purchase of Common Shares
June 8, 2023	70,238	2.60	Purchase of Common Shares
June 8, 2023	200	2.6025	Purchase of Common Shares
June 8, 2023	95,500	2.605	Purchase of Common Shares
June 8, 2023	26,613	2.61	Purchase of Common Shares
June 8, 2023	2,100	2.6125	Purchase of Common Shares
June 8, 2023	33,102	2.615	Purchase of Common Shares
June 8, 2023	74,405	2.62	Purchase of Common Shares
June 8, 2023	7,021	2.625	Purchase of Common Shares
June 8, 2023	500	2.6275	Purchase of Common Shares
June 8, 2023	23,982	2.63	Purchase of Common Shares
June 8, 2023	4,271	2.635	Purchase of Common Shares
June 8, 2023	9,400	2.64	Purchase of Common Shares
June 8, 2023	7,212	2.645	Purchase of Common Shares
June 9, 2023	500	2.38	Purchase of Common Shares
June 9, 2023	9	2.39	Purchase of Common Shares
June 9, 2023	4,100	2.395	Purchase of Common Shares
June 9, 2023	14,725	2.40	Purchase of Common Shares
June 9, 2023	17,500	2.405	Purchase of Common Shares
June 9, 2023	100	2.41	Purchase of Common Shares
June 9, 2023	3,575	2.415	Purchase of Common Shares
June 9, 2023	12,225	2.42	Purchase of Common Shares
June 9, 2023	100,000	2.425	Purchase of Common Shares
June 9, 2023	18,580	2.43	Purchase of Common Shares
June 9, 2023	3,405	2.435	Purchase of Common Shares
June 9, 2023	295	2.44	Purchase of Common Shares
June 9, 2023	9,485	2.445	Purchase of Common Shares
June 9, 2023	37,915	2.45	Purchase of Common Shares
June 9, 2023	100	2.4525	Purchase of Common Shares
June 9, 2023	17,035	2.455	Purchase of Common Shares
June 9, 2023	48,091	2.46	Purchase of Common Shares
June 9, 2023	15,325	2.465	Purchase of Common Shares
June 9, 2023	9,521	2.47	Purchase of Common Shares
June 9, 2023	25,290	2.475	Purchase of Common Shares
June 9, 2023	10,700	2.48	Purchase of Common Shares
June 9, 2023	2,500	2.485	Purchase of Common Shares
June 9, 2023	14,988	2.49	Purchase of Common Shares
June 9, 2023	17,303	2.50	Purchase of Common Shares
June 9, 2023	2,900	2.505	Purchase of Common Shares
June 9, 2023	20,466	2.51	Purchase of Common Shares
June 9, 2023	600	2.515	Purchase of Common Shares
June 9, 2023	8,600	2.52	Purchase of Common Shares
June 9, 2023	1,589	2.525	Purchase of Common Shares
June 9, 2023	17,115	2.53	Purchase of Common Shares
June 9, 2023	1,381	2.535	Purchase of Common Shares

Date of Transaction	Amount of Securities Involved	Price per Share ($)	Nature of Transaction
June 9, 2023	13,200	2.54	Purchase of Common Shares
June 9, 2023	18,105	2.545	Purchase of Common Shares
June 9, 2023	42,526	2.55	Purchase of Common Shares
June 9, 2023	12,515	2.555	Purchase of Common Shares
June 9, 2023	300	2.56	Purchase of Common Shares
June 9, 2023	116,380	2.565	Purchase of Common Shares
June 9, 2023	45,177	2.57	Purchase of Common Shares
June 9, 2023	211,783	2.575	Purchase of Common Shares
June 9, 2023	68,083	2.58	Purchase of Common Shares
June 9, 2023	2,500	2.585	Purchase of Common Shares
June 9, 2023	5,000	2.59	Purchase of Common Shares
June 9, 2023	14,025	2.595	Purchase of Common Shares
June 9, 2023	14,300	2.60	Purchase of Common Shares
June 9, 2023	10,200	2.605	Purchase of Common Shares
June 9, 2023	30,100	2.61	Purchase of Common Shares
June 9, 2023	20,632	2.615	Purchase of Common Shares
June 9, 2023	30,651	2.62	Purchase of Common Shares
June 9, 2023	9,423	2.625	Purchase of Common Shares
June 9, 2023	12,600	2.63	Purchase of Common Shares
June 9, 2023	5,600	2.635	Purchase of Common Shares
June 9, 2023	9,344	2.64	Purchase of Common Shares
June 9, 2023	41,721	2.645	Purchase of Common Shares
June 9, 2023	80,401	2.65	Purchase of Common Shares
June 9, 2023	300	2.6525	Purchase of Common Shares
June 9, 2023	137,140	2.655	Purchase of Common Shares
June 9, 2023	12,674	2.66	Purchase of Common Shares
June 9, 2023	1,500	2.665	Purchase of Common Shares
June 9, 2023	15,174	2.67	Purchase of Common Shares
June 9, 2023	17,800	2.675	Purchase of Common Shares
June 9, 2023	600	2.6775	Purchase of Common Shares
June 9, 2023	93,440	2.68	Purchase of Common Shares
June 9, 2023	15,474	2.685	Purchase of Common Shares
June 9, 2023	1,000	2.6875	Purchase of Common Shares
June 9, 2023	54,987	2.69	Purchase of Common Shares
June 9, 2023	2,525	2.695	Purchase of Common Shares
June 9, 2023	11,960	2.70	Purchase of Common Shares
June 9, 2023	645	2.705	Purchase of Common Shares
June 9, 2023	18,755	2.71	Purchase of Common Shares
June 9, 2023	137,931	2.715	Purchase of Common Shares
June 9, 2023	39,016	2.72	Purchase of Common Shares
June 9, 2023	3,483	2.725	Purchase of Common Shares
June 9, 2023	32,593	2.73	Purchase of Common Shares
June 9, 2023	21,687	2.735	Purchase of Common Shares
June 9, 2023	15,432	2.74	Purchase of Common Shares
June 9, 2023	5,500	2.745	Purchase of Common Shares
June 9, 2023	14,100	2.75	Purchase of Common Shares
June 9, 2023	100	2.7525	Purchase of Common Shares
June 9, 2023	900	2.755	Purchase of Common Shares
June 12, 2023	300	2.725	Purchase of Common Shares
June 12, 2023	1,400	2.73	Purchase of Common Shares
June 12, 2023	2,600	2.74	Purchase of Common Shares
June 12, 2023	1,600	2.745	Purchase of Common Shares
June 12, 2023	53,735	2.75	Purchase of Common Shares
June 12, 2023	20,045	2.76	Purchase of Common Shares

Date of Transaction	Amount of Securities Involved	Price per Share ($)	Nature of Transaction
June 12, 2023	31,466	2.77	Purchase of Common Shares
June 12, 2023	10,790	2.775	Purchase of Common Shares
June 12, 2023	7,919	2.78	Purchase of Common Shares
June 12, 2023	12,258	2.785	Purchase of Common Shares
June 12, 2023	22,812	2.79	Purchase of Common Shares
June 12, 2023	24,400	2.795	Purchase of Common Shares
June 12, 2023	26,457	2.80	Purchase of Common Shares
June 12, 2023	45,253	2.805	Purchase of Common Shares
June 12, 2023	123,990	2.81	Purchase of Common Shares
June 12, 2023	519	2.8125	Purchase of Common Shares
June 12, 2023	81,985	2.815	Purchase of Common Shares
June 12, 2023	400	2.8195	Purchase of Common Shares
June 12, 2023	126,047	2.82	Purchase of Common Shares
June 12, 2023	74,569	2.825	Purchase of Common Shares
June 12, 2023	30,712	2.83	Purchase of Common Shares
June 12, 2023	56,646	2.835	Purchase of Common Shares
June 12, 2023	62,383	2.84	Purchase of Common Shares
June 12, 2023	61,989	2.845	Purchase of Common Shares
June 12, 2023	81,512	2.85	Purchase of Common Shares
June 12, 2023	73,126	2.855	Purchase of Common Shares
June 12, 2023	6,500	2.86	Purchase of Common Shares
June 12, 2023	6,421	2.865	Purchase of Common Shares
June 12, 2023	800	2.8695	Purchase of Common Shares
June 12, 2023	70,486	2.87	Purchase of Common Shares
June 12, 2023	58,904	2.875	Purchase of Common Shares
June 12, 2023	1,000	2.8795	Purchase of Common Shares
June 12, 2023	59,313	2.88	Purchase of Common Shares
June 12, 2023	42,450	2.885	Purchase of Common Shares
June 12, 2023	35,491	2.89	Purchase of Common Shares
June 12, 2023	29,603	2.895	Purchase of Common Shares
June 12, 2023	94,155	2.90	Purchase of Common Shares
June 12, 2023	54,597	2.905	Purchase of Common Shares
June 12, 2023	1,100	2.9095	Purchase of Common Shares
June 12, 2023	17,040	2.91	Purchase of Common Shares
June 12, 2023	1,700	2.915	Purchase of Common Shares
June 12, 2023	7,600	2.925	Purchase of Common Shares
June 12, 2023	22,882	2.935	Purchase of Common Shares
June 12, 2023	18,870	2.94	Purchase of Common Shares
June 12, 2023	77,735	2.945	Purchase of Common Shares
June 12, 2023	31,912	2.95	Purchase of Common Shares
June 12, 2023	4,012	2.955	Purchase of Common Shares
June 12, 2023	6,345	2.96	Purchase of Common Shares
June 12, 2023	2,400	2.965	Purchase of Common Shares
June 12, 2023	1,100	2.9695	Purchase of Common Shares
June 12, 2023	26,573	2.97	Purchase of Common Shares
June 12, 2023	3,856	2.975	Purchase of Common Shares
June 12, 2023	38,464	2.98	Purchase of Common Shares
June 12, 2023	15,100	2.985	Purchase of Common Shares
June 12, 2023	2,000	2.9895	Purchase of Common Shares
June 12, 2023	30,924	2.99	Purchase of Common Shares
June 12, 2023	60,915	2.995	Purchase of Common Shares
June 12, 2023	2,000	2.9995	Purchase of Common Shares
June 12, 2023	97,190	3.00	Purchase of Common Shares
June 12, 2023	46,905	3.005	Purchase of Common Shares

Date of Transaction	Amount of Securities Involved	Price per Share ($)	Nature of Transaction
June 13, 2023	100	2.90	Purchase of Common Shares
June 13, 2023	34,693	2.92	Purchase of Common Shares
June 13, 2023	1,400	2.925	Purchase of Common Shares
June 13, 2023	32,346	2.93	Purchase of Common Shares
June 13, 2023	9,900	2.935	Purchase of Common Shares
June 13, 2023	85,331	2.94	Purchase of Common Shares
June 13, 2023	44,174	2.945	Purchase of Common Shares
June 13, 2023	50,272	2.95	Purchase of Common Shares
June 13, 2023	200	2.9525	Purchase of Common Shares
June 13, 2023	19,608	2.955	Purchase of Common Shares
June 13, 2023	10,639	2.96	Purchase of Common Shares
June 13, 2023	25,400	2.965	Purchase of Common Shares
June 13, 2023	41,742	2.97	Purchase of Common Shares
June 13, 2023	10,400	2.975	Purchase of Common Shares
June 13, 2023	46,729	2.98	Purchase of Common Shares
June 13, 2023	1,400	2.9825	Purchase of Common Shares
June 13, 2023	43,665	2.985	Purchase of Common Shares
June 13, 2023	39,038	2.99	Purchase of Common Shares
June 13, 2023	29,579	2.995	Purchase of Common Shares
June 13, 2023	82,713	3.00	Purchase of Common Shares
June 13, 2023	63,648	3.005	Purchase of Common Shares
June 13, 2023	800	3.0095	Purchase of Common Shares
June 13, 2023	86,781	3.01	Purchase of Common Shares
June 13, 2023	2,200	3.0125	Purchase of Common Shares
June 13, 2023	100,980	3.015	Purchase of Common Shares
June 13, 2023	21,521	3.02	Purchase of Common Shares
June 13, 2023	1,300	3.0225	Purchase of Common Shares
June 13, 2023	94,087	3.025	Purchase of Common Shares
June 13, 2023	700	3.0295	Purchase of Common Shares
June 13, 2023	86,270	3.03	Purchase of Common Shares
June 13, 2023	103,921	3.035	Purchase of Common Shares
June 13, 2023	1,400	3.0395	Purchase of Common Shares
June 13, 2023	124,463	3.04	Purchase of Common Shares
June 13, 2023	300	3.0425	Purchase of Common Shares
June 13, 2023	164,893	3.045	Purchase of Common Shares
June 13, 2023	3,000	3.0495	Purchase of Common Shares
June 13, 2023	100,728	3.05	Purchase of Common Shares
June 13, 2023	600	3.0525	Purchase of Common Shares
June 13, 2023	28,237	3.055	Purchase of Common Shares
June 13, 2023	1,400	3.06	Purchase of Common Shares
June 13, 2023	76,829	3.065	Purchase of Common Shares
June 13, 2023	1,600	3.0695	Purchase of Common Shares
June 13, 2023	47,413	3.07	Purchase of Common Shares
June 13, 2023	23,501	3.075	Purchase of Common Shares
June 13, 2023	400	3.085	Purchase of Common Shares
June 13, 2023	5,750	3.095	Purchase of Common Shares
June 13, 2023	19,700	3.10	Purchase of Common Shares
June 13, 2023	1,200	3.105	Purchase of Common Shares
June 13, 2023	13,662	3.11	Purchase of Common Shares
June 13, 2023	13,428	3.115	Purchase of Common Shares
June 13, 2023	1,300	3.1195	Purchase of Common Shares
June 13, 2023	25,820	3.12	Purchase of Common Shares
June 13, 2023	38,036	3.125	Purchase of Common Shares
June 13, 2023	4,300	3.1295	Purchase of Common Shares

Date of Transaction	Amount of Securities Involved	Price per Share ($)	Nature of Transaction
June 13, 2023	92,686	3.13	Purchase of Common Shares
June 13, 2023	1,500	3.1325	Purchase of Common Shares
June 13, 2023	28,576	3.135	Purchase of Common Shares
June 14, 2023	900	2.92	Purchase of Common Shares
June 14, 2023	1,888	2.925	Purchase of Common Shares
June 14, 2023	11,388	2.93	Purchase of Common Shares
June 14, 2023	4,267	2.94	Purchase of Common Shares
June 14, 2023	5,063	2.945	Purchase of Common Shares
June 14, 2023	34,702	2.95	Purchase of Common Shares
June 14, 2023	200	2.955	Purchase of Common Shares
June 14, 2023	7,965	2.96	Purchase of Common Shares
June 14, 2023	16,189	2.965	Purchase of Common Shares
June 14, 2023	86,924	2.97	Purchase of Common Shares
June 14, 2023	33,507	2.975	Purchase of Common Shares
June 14, 2023	37,171	2.98	Purchase of Common Shares
June 14, 2023	1,750	2.985	Purchase of Common Shares
June 14, 2023	600	2.9895	Purchase of Common Shares
June 14, 2023	24,422	2.99	Purchase of Common Shares
June 14, 2023	29,446	2.995	Purchase of Common Shares
June 14, 2023	161,650	3.00	Purchase of Common Shares
June 14, 2023	31,259	3.005	Purchase of Common Shares
June 14, 2023	105,363	3.01	Purchase of Common Shares
June 14, 2023	100	3.0125	Purchase of Common Shares
June 14, 2023	127,896	3.015	Purchase of Common Shares
June 14, 2023	500	3.0195	Purchase of Common Shares
June 14, 2023	50,846	3.02	Purchase of Common Shares
June 14, 2023	11,748	3.025	Purchase of Common Shares
June 14, 2023	74,247	3.03	Purchase of Common Shares
June 14, 2023	50,858	3.035	Purchase of Common Shares
June 14, 2023	60,348	3.04	Purchase of Common Shares
June 14, 2023	25,188	3.045	Purchase of Common Shares
June 14, 2023	30,607	3.05	Purchase of Common Shares
June 14, 2023	32,593	3.055	Purchase of Common Shares
June 14, 2023	14,308	3.06	Purchase of Common Shares
June 14, 2023	13,090	3.065	Purchase of Common Shares
June 14, 2023	18,032	3.07	Purchase of Common Shares
June 14, 2023	19,818	3.075	Purchase of Common Shares
June 14, 2023	42,791	3.08	Purchase of Common Shares
June 14, 2023	38,656	3.085	Purchase of Common Shares
June 14, 2023	11,713	3.09	Purchase of Common Shares
June 14, 2023	23,703	3.095	Purchase of Common Shares
June 14, 2023	400	3.0995	Purchase of Common Shares
June 14, 2023	61,268	3.10	Purchase of Common Shares
June 14, 2023	27,353	3.105	Purchase of Common Shares
June 14, 2023	1,400	3.1095	Purchase of Common Shares
June 14, 2023	101,220	3.11	Purchase of Common Shares
June 14, 2023	79,719	3.115	Purchase of Common Shares
June 14, 2023	600	3.1195	Purchase of Common Shares
June 14, 2023	44,662	3.12	Purchase of Common Shares
June 14, 2023	26,100	3.125	Purchase of Common Shares
June 14, 2023	800	3.1295	Purchase of Common Shares
June 14, 2023	57,379	3.13	Purchase of Common Shares
June 14, 2023	34,241	3.135	Purchase of Common Shares
June 14, 2023	68,954	3.14	Purchase of Common Shares

Date of Transaction	Amount of Securities Involved	Price per Share ($)	Nature of Transaction
June 14, 2023	11,800	3.145	Purchase of Common Shares
June 14, 2023	43,638	3.15	Purchase of Common Shares
June 14, 2023	12,742	3.155	Purchase of Common Shares
June 14, 2023	5,500	3.16	Purchase of Common Shares
June 14, 2023	100	3.165	Purchase of Common Shares
June 14, 2023	7,149	3.17	Purchase of Common Shares
June 14, 2023	364	3.175	Purchase of Common Shares
June 14, 2023	18,966	3.18	Purchase of Common Shares
June 14, 2023	9,968	3.185	Purchase of Common Shares
June 14, 2023	3,601	3.19	Purchase of Common Shares
June 14, 2023	16,299	3.195	Purchase of Common Shares
June 14, 2023	4,855	3.20	Purchase of Common Shares
June 14, 2023	27,941	3.21	Purchase of Common Shares
June 14, 2023	5,918	3.22	Purchase of Common Shares
June 14, 2023	7,400	3.23	Purchase of Common Shares
June 14, 2023	17,956	3.24	Purchase of Common Shares
June 14, 2023	33,395	3.25	Purchase of Common Shares
June 14, 2023	1,200	3.27	Purchase of Common Shares
June 14, 2023	3,675	3.275	Purchase of Common Shares
June 14, 2023	8,390	3.28	Purchase of Common Shares
June 14, 2023	6,900	3.285	Purchase of Common Shares
June 14, 2023	6,451	3.29	Purchase of Common Shares